Contact

www.linkedin.com/in/scott-miller-54580714 (LinkedIn)
www.payleap.com (Company)
www.chirrpy.com (Company)
www.getkanga.com (Company)

Top Skills

Accounting

Investments

Credit Card Processing

Scott Miller

Co-Founder & Vice Chairman at BillGO

Franklin, Tennessee, United States

Summary

NOTE: Before asking to join my network, please let me know how we know each other. Either a mutual connection or we've meet in the past. Unknown requests will not be accepted.

Specialties: Accounting and Finance, Investments, Credit Card Processing, Gateway Only Technology

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Experience

Bee
Board Member
June 2021 - Present (3 years 1 month)

BillGO
Co-Founder & Vice Chairman
July 2015 - Present (9 years)
Fort Collins, Colorado Area

BillGO's payments engine offers the ultimate in real-time payments, revenue and automation for bill payments.

Chirrpy
Board Member
September 2013 - October 2017 (4 years 2 months)

Allied Payment Network
Board Member
January 2013 - September 2017 (4 years 9 months)
Fort Wayne, Indiana Area

Kanga
Chairman & Co-Founder
August 2013 - June 2015 (1 year 11 months)

PayLeap (Acquired by Acculynk)

President & CEO
February 2008 - July 2013 (5 years 6 months)

PayProTec (Acquired by North American Bancard)
Chairman
September 2007 - February 2008 (6 months)

MMM Invest, Inc. (Acquired by Miller's Health Systems, Inc.)
Vice President-Finance
October 2005 - September 2007 (2 years)

DePuy Synthes Companies
Senior Financial Analyst
November 2002 - October 2005 (3 years)

Ernst & Young
Staff Accountant
October 2001 - November 2002 (1 year 2 months)

Education

Manchester University
Master of Accounting, Accounting · (2000 - 2001)

Valparaiso University
BS, Accounting · (1995 - 1999)